SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 27 April 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.
Group Results
First Quarter 2004


                                                        London 27 April 2004

                           FOR IMMEDIATE RELEASE

---------------------------------------------------------------------------
                      RESULT UP 17% - STRONG CASH FLOW
===========================================================================

                                                                         1Q
                                                                       2004
                                                    1Q     4Q     1Q  vs.1Q
$ million                                         2004   2003   2003   2003
                                                 ==========================

Replacement cost profit for the period(a)        4,170  2,250  3,420
Acquisition amortization(b)                        547    637    628
                                                 --------------------------
Pro forma result                                 4,717  2,887  4,048    17%
                                                 ==========================

-  per ordinary share (pence)                    11.61   7.68  11.33
-  per ordinary share (cents)                    21.36  13.07  18.13    18%
-  per ADS (dollars)                              1.28   0.78   1.09

                                                 ==========================

o BP's first quarter pro forma result was $4,717 million compared with $4,048 million a year ago, an increase of 17%. Replacement cost profit for the quarter was $4,170 million compared with $3,420 million a year ago.

o The first quarter result includes a net exceptional and non-operating credit of $1,177 million compared with $285 million in the first quarter of 2003. This includes the exceptional gains from the sale of our investments in PetroChina and Sinopec.

o The first quarter trading environment was generally stronger than a year ago, with higher oil realizations, refining margins and petrochemicals margins, slightly reduced gas realizations and lower NGL and marketing margins.

o Net cash inflow for the quarter was $3.8 billion compared with an inflow of $3.2 billion a year ago, reflecting higher cash flow from operating activities partly offset by higher acquisition spending. Net cash flow from operating activities was $7.7 billion compared with $6.0 billion a year ago.

o The pro forma ratio of net debt to net debt plus equity was 22% at the end of the quarter.

o Return on average capital employed for the quarter, on a pro forma basis, was 24%, the same as a year ago. The cash return for the quarter was 32% compared with 37% a year ago.

o The quarterly dividend is 6.75 cents per share ($0.405 per ADS) compared with 6.25 cents per share a year ago, an increase of 8%.
     In sterling terms, the quarterly dividend is 3.807 pence per share compared with 3.947 pence per share a year ago, a decrease of 3.5%. The company repurchased for cancellation 155 million of its own shares during the quarter, at a cost of $1,249 million.

BP Group Chief Executive, Lord Browne, said:

     "This has been another strong performance against the backdrop of a robust trading environment. We are on track against our targets of investing for growth, growing the dividend and utilizing surplus cash to fund a significant level of share buybacks. We are continuing our portfolio management actions in Petrochemicals and today announced that we intend to dispose of our Olefins and Derivatives business."

The pro forma result has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better BP's performance against that of its competitors.

(a) Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The first quarter 2004 and both comparative periods include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.

                       Summary Quarterly Results

Exploration and Production's first quarter result decreased 11% compared with a year ago, reflecting lower exceptional gains, higher depreciation, the impact of the changing composition of production resulting from the TNK-BP acquisition and the divestments made in 2003, higher costs due to foreign exchange movements and slightly lower US gas realizations, partly offset by higher production and slightly higher liquids realizations.

The Refining and Marketing result increased 13% compared with a year ago, reflecting improved refining margins, particularly in the US, partly offset by lower marketing margins due to pressure from higher crude prices.

The Petrochemicals result decreased compared with the prior quarter, as overall improvement in margins was more than offset by exceptional losses associated with the sale of the Specialty Intermediates business and the exit of the Baglan Bay site in the UK.

In Gas, Power and Renewables, the result was down slightly compared with a year ago and reflects a lower result from marketing and trading, improved results in global LNG and the solar and renewables business and a similar contribution from the natural gas liquids business.

Interest and Other finance expense was $228 million for the quarter compared with $312 million in the previous quarter. The decrease relates primarily to a reduction in net pension finance costs.

The pro forma effective tax rate on replacement cost profit was 28%.

Capital expenditure, excluding acquisitions, was $3.2 billion for the quarter. Total capital expenditure and acquisitions was $4.5 billion, including $1.35 billion for including TNK's interest in Slavneft within TNK-BP. Disposal proceeds were $2.8 billion.

Net debt at the end of the quarter was $17.6 billion. The pro forma ratio of net debt to net debt plus equity was 22%, compared with 26% at the end of 2003.


----------


The commentaries above and following are based on the pro forma replacement cost results.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGLs) operations from the Exploration and Production segment to Gas, Power and Renewables on 1 January 2004; (b) the adoption by the group of Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17) with effect from 1 January 2004; and (c) the adoption by the group of Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts' with effect from 1 January 2004. For further information see Note 1.

                    Exceptional and Non-Operating Items

                                                          1Q 2004
                                           ------------------------------
                                           Exceptional      Non-Operating
$ million                                        Items     Items and UPIS
                                           ------------------------------

Exploration and Production                         211               (189)
Refining and Marketing                            (140)                 -
Petrochemicals                                    (154)                 -
Gas, Power and Renewables                            -                  -
Other businesses and corporate                   1,313                  -
                                           ------------------------------
                                                 1,230               (189)
Taxation                                            70                 66
                                           ------------------------------
                                                 1,300               (123)
                                           ==============================


        Reconciliation of Reported Results to Pro Forma Results


                                 ------ 1Q 2004------    Pro forma Result
                                                      ---------------------
                                 Reported     Acq.       1Q      4Q      1Q
$ million                        Earnings(a) Amort.(b) 2004    2003    2003
                                 ------------------------------------------

Exploration and Production          4,242      326    4,568   3,274   5,141
Refining and Marketing                720      221      941     531     833
Petrochemicals                        (25)       -      (25)     41     137
Gas, Power and Renewables             198        -      198      86     216
Other businesses and corporate      1,129        -    1,129     465    (166)
                                 ------------------------------------------
RC profit before interest and tax   6,264      547    6,811   4,397   6,161
                                 ------------------------------------------
Interest and Other finance expense   (228)       -     (228)   (312)   (305)
Taxation                           (1,822)       -   (1,822) (1,157) (1,782)
MSI                                   (44)       -      (44)    (41)    (26)
                                 ------------------------------------------
RC profit                           4,170      547    4,717   2,887   4,048
                                 ==========================================
Stock holding gains (losses)          648
                                    -----
HC profit                           4,818
                                    =====

(a) Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The first quarter 2004 and both comparative periods include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.

                  Operating Results and Per Share Amounts

                                                First      Fourth     First
                                              Quarter     Quarter   Quarter
                                                 2004        2003      2003
                                           ================================

Replacement cost profit
before interest and tax ($m)                    6,264      3,760      5,533
                                           --------------------------------
Results for the period ($m)
Pro forma result                                4,717      2,887      4,048
Replacement cost profit                         4,170      2,250      3,420
Historical cost profit                          4,818      2,334      4,219
                                           --------------------------------

Shares in issue at period end (thousand)   21,996,888 22,122,610 22,241,895
- ADS equivalent (thousand)                 3,666,148  3,687,102  3,706,983
Average number of shares
outstanding (thousand)                     22,087,796 22,103,542 22,326,486
- ADS equivalent (thousand)                 3,681,299  3,683,924  3,721,081
Per ordinary share (cents)
Pro forma result                                21.36      13.07      18.13
RC profit for the period                        18.88      10.18      15.32
HC profit for the period                        21.81      10.56      18.90
Per ADS (cents)
Pro forma result                               128.16      78.42     108.78
RC profit for the period                       113.28      61.08      91.92
HC profit for the period                       130.86      63.36     113.40

                                           ================================


                        Exploration and Production

                                                         1Q      4Q      1Q
$ million                                              2004    2003    2003
                                                      =====================
Replacement cost profit before interest and tax       4,242   2,848   4,718
Acquisition amortization                                326     426     423
                                                      ---------------------
Pro forma replacement cost result
before interest and tax                               4,568   3,274   5,141
                                                      =====================
Results include:
Asset write-downs/impairment                           (123)   (308)    (49)
Environmental charges                                     -       -       -
Restructuring, integration and rationalization costs      -     (15)    (90)
Other                                                     -       -       -
Unrealized profit in stock (UPIS)                       (66)    (57)   (125)
                                                      ---------------------
Total non-operating items and UPIS                     (189)   (380)   (264)
Exceptional items                                       211     (49)    433
                                                      ---------------------
Total non-operating items, UPIS and exceptional items    22    (429)    169
                                                      =====================
Exploration expense                                     136     193     112
Of which:
Exploration expenditure written off                      67     129      50
                                                      =====================
Production(Net of Royalties)
Crude oil (mb/d)                                      2,342   2,248   1,830
Natural gas liquids (mb/d)                              191     206     233
Total liquids (mb/d)(a)                               2,533   2,454   2,063
Natural gas (mmcf/d)                                  8,600   8,600   9,017
Total hydrocarbons (mboe/d)(b)                        4,015   3,936   3,618
                                                    =======================

Average realizations
Crude oil ($/bbl)                                     31.30   28.18   31.07
Natural gas liquids ($/bbl)                           23.14   20.15   19.82
Total liquids ($/bbl)                                 30.48   27.30   29.82
Natural gas ($/mcf)                                    3.79    3.18    3.87
Total hydrocarbons ($/bbl)                            26.48   23.15   26.39
                                                    =======================
Average oil marker prices ($/bbl)
Brent                                                 32.03   29.43   31.47
West Texas Intermediate                               35.30   31.15   34.00
Alaska North Slope US West Coast                      34.22   29.43   33.16
                                                      =====================
Average natural gas marker prices
Henry Hub gas price(c) ($/mmbtu)                       5.69    4.58    6.53
UK Gas - National Balancing Point (p/therm)           24.59   27.30   21.28
                                                    =======================

(a) Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(c) Henry Hub First of the Month Index.


                        Exploration and Production

The pro forma replacement cost result before interest and tax for the first quarter was $4,568 million, down 11% from the first quarter of 2003. The primary drivers for the change are lower exceptional gains, higher depreciation, the impact of the changing composition of production resulting from the TNK-BP acquisition and the divestments made in 2003, higher costs due to foreign exchange movements and slightly lower US gas realizations, partly offset by higher production and slightly higher liquids realizations.

In Venezuela, the sales agreement for our interest in Desarrollo Zuli Occidental
(DZO) and Boqueron has lapsed and we will now retain these fields. We had previously reported an exceptional loss on disposal of $217 million in respect of these assets which has now been reversed. As a result of the lapse of the agreement, an impairment charge of $186 million has been recognized in the quarter, comprising a $123 million non-operating charge and accelerated acquisition amortization of $63 million.

The first quarter result also includes a charge of $66 million, reflecting an increase in the provision for Unrealized Profit in Stock (UPIS), which removes the upstream margin from downstream inventories. This compares with a charge of $125 million in the equivalent quarter of last year.

Production for the quarter was up from 3,618 mboe/d in the first quarter of 2003 to 4,015 mboe/d. This reflects the impact of the inclusion of TNK-BP from 29 August 2003 and the first quarter of Slavneft, growth in Trinidad, the start up of NaKika in Deepwater Gulf of Mexico and Xikomba in Angola, partly offset by decline in existing profit centers in North America and Europe and divestments made during 2003.

Progress continues in our new profit centres as indicated in our strategy presentation on 29 March 2004. During the first quarter, construction of the Holstein and Mad Dog Spars was completed and installation offshore has commenced. In Algeria, commissioning of the In Salah gas facilities is underway. In Azerbaijan, construction on the Azeri project and the BTC pipeline remains on track. In Angola, the Kizomba A Floating Production Storage and Offloading vessel sailed away from the construction yard in Korea enroute to the field location in Block 15.

The first quarter saw exploration successes in Egypt with the Raven 1 and Taurt wells in the Nile Delta along with three further discoveries in Angola: Cesio 1 and Chumbo 1 in offshore Block 18 and Bavuca in Block 15.

In January we sold 45% of our interest in Kings Peak in Deepwater Gulf of Mexico to Marubeni Oil & Gas (USA) Inc. Additionally, on 9 February 2004 we signed a sale and purchase agreement with Fairborne Energy Ltd to sell a package of non-core assets in Alberta, Canada for $88 million.

                        Customer Facing Segments
                         Refining and Marketing

                                                         1Q      4Q      1Q
$ million                                              2004    2003    2003
                                                      =====================

Replacement cost profit before interest and tax         720     320     628
Acquisition amortization                                221     211     205
                                                      ---------------------
Pro forma replacement cost result
before interest and tax                                 941     531     833
                                                      =====================
Results include:
Asset write-downs/impairment                              -       -       -
Environmental charges                                     -       -       -
Restructuring, integration and rationalization costs      -    (156)    (18)
Other                                                     -      10       -
                                                      ---------------------
Total non-operating items                                 -    (146)    (18)
Exceptional items                                      (140)    (91)    (52)
                                                      ---------------------
Total non-operating and exceptional items              (140)   (237)    (70)
                                                      =====================
Refinery throughputs (mb/d)
   UK                                                   395     389     377
   Rest of Europe                                       884     873     954
   USA                                                1,265   1,374   1,302
   Rest of World                                        399     378     391
                                                      ---------------------
Total throughput                                      2,943   3,014   3,024
                                                      =====================
Refinery availability                                  95.1    94.9    94.2
                                                      =====================
Oil sales volumes (mb/d)
Refined products
   UK                                                   294     257     279
   Rest of Europe                                     1,324   1,295   1,318
   USA                                                1,727   1,788   1,751
   Rest of World                                        679     681     645
                                                    -----------------------
Total marketing sales                                 4,024   4,021   3,993
Trading/supply sales                                  2,917   2,350   2,811
                                                    -----------------------
Total refined product sales                           6,941   6,371   6,804
Crude oil                                             5,104   4,504   4,529
                                                    -----------------------
Total oil sales                                      12,045  10,875  11,333
                                                    =======================

Global Indicator Refining Margin(a)($/bbl)
  NWE                                                  2.73    2.21    3.70
  USGC                                                 6.92    3.53    6.14
  Midwest                                              4.67    2.89    4.14
  USWC                                                 8.06    6.09    6.77
  Singapore                                            3.42    2.20    2.98
  BP Average                                           4.62    3.14    4.52
                                                      =====================

(a) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

                        Customer Facing Segments
                         Refining and Marketing

The pro forma replacement cost result before interest and tax for the first quarter was $941 million. This compares with $833 million for the same period last year, an increase of 13%.

The result reflects improved refining margins, particularly in the US, due to strong demand, cold weather and concerns over US gasoline supplies. Marketing margins were lower than those in both the first quarter and the fourth quarter of 2003 due to pressure from higher crude and product prices.

Refining throughputs for the quarter were 3% below those in the first quarter of 2003; the decrease was attributable to the disposal of the Bayernoil refinery in Germany in the second quarter of 2003. The quarter's refining availability was 95.1%, enabling strong margin capture. Marketing sales were slightly higher than in the first quarter of 2003.

During the quarter BP launched its new product line of gasoline and diesel fuels, BP Ultimate, in Portugal. We also launched a new advertising and communications campaign - Fluid Motion - for the Castrol brand in Europe, along with a new product, Castrol GTX High Mileage, in the UK.

During the quarter, BP and the Singapore Petroleum Company Limited (SPC) announced that conditional agreement had been reached for SPC to purchase BP's interests and one-third stake in Singapore Refining Company Private Limited
(SRC) for $140 million. Subsequent to this announcement we have been notified that the remaining shareholders would like to exercise their pre-emption rights. This would result in BP's one third share being divided equally between the two remaining shareholders in SRC, namely Caltex Singapore Private Ltd and Singapore Petroleum Company Limited. As a result these two companies would also acquire BP's one-sixth equity interest in Tanker Mooring Services Company Pte Ltd (TMS).

In the first quarter, BP and Lembaga Tabung Angkatan Tentera (LTAT) announced that agreement had been reached for LTAT to purchase BP's 70% shareholding in the BP Malaysia Sdn Bhd fuels business. Subject to receiving the necessary regulatory consents, this transaction is also expected to be concluded by 30 June 2004.

The quarter's result includes net exceptional losses of $140 million before tax, which principally relate to the disposal of the SRC and the closure of the lubricants operation of the Coryton Refinery, in the UK.

                        Customer Facing Segments
                             Petrochemicals

                                                         1Q      4Q      1Q
$ million                                              2004    2003    2003
                                                      =====================

Replacement cost profit before interest and tax         (25)     41     137
Acquisition amortization                                  -       -       -
                                                      ---------------------
Pro forma replacement cost result
before interest and tax                                 (25)     41     137
                                                      =====================
Results include:
Provision against fixed asset investments/
asset write-downs/impairment                              -       -       -
Environmental charges                                     -       -       -
Restructuring, integration and rationalization costs      -       -       -
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                                 -       -       -
Exceptional items                                      (154)     16       7
                                                      ---------------------
Total non-operating and exceptional items              (154)     16       7
                                                      =====================
Chemicals Indicator Margin(a)($/te)                     122(b)  109      96
                                                      =====================
Petrochemicals production (kte)
UK                                                      840     832     869
Rest of Europe                                        2,728   2,790   2,763
USA                                                   2,543   2,466   2,536
Rest of World                                         1,132   1,065     812
                                                    -----------------------
Total production                                      7,243   7,153   6,980
                                                    =======================

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the first quarter is based on two months' actuals and one month of provisional data.

Petrochemicals' pro forma replacement cost result before interest and tax for the first quarter was a loss of $25 million, down from $41 million in the fourth quarter of 2003. The result was affected by exceptional losses largely associated with the sale of our Specialty Intermediates Business and the exit of the Baglan Bay site in the UK more than offsetting overall margin improvement. The first quarter result was a decrease of $162 million compared with the same quarter last year, due to the exceptional losses and adverse foreign exchange impacts. The margin structures of our European operations continue to be affected by the strength of the Euro and Sterling, as we are unable to achieve offsetting price increases due to dollar-based competition.

Petrochemicals production of 7,243 thousand tonnes in the first quarter was up 90 thousand tonnes compared with the previous quarter due to improved reliability and asset utilization.

During the first quarter, our portfolio management actions continued. We announced the closure and exit from the Baglan Bay site in the UK. We signed a sale and purchase agreement for our Specialty Intermediates Business (trimellitic anhydride, purified isophthalic acid (PIA) and maleic anhydride) based in Joliet, Illinois in the USA, plus the economic interest in our European PIA business. We also announced the intention to sell our Global Fabrics and Fibres business as well as our speciality business manufacturing and marketing linear and poly alpha olefins based in Feluy, Belgium; Pasadena, USA and Joffre, Canada.


                         Customer Facing Segments
                        Gas, Power and Renewables


                                                         1Q      4Q      1Q
$ million                                              2004    2003    2003
                                                      =====================

Replacement cost profit before interest and tax         198      86     216
Acquisition amortization                                  -       -       -
                                                      ---------------------
Pro forma replacement cost result
before interest and tax                                 198      86     216
                                                      =====================
Results include:
Asset write-downs/impairment                              -       -       -
Environmental charges                                     -       -       -
Restructuring, integration and rationalization costs      -       -       -
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                                 -       -       -
Exceptional items                                         -     (10)      -
                                                      ---------------------
Total non-operating and exceptional items                 -     (10)      -
                                                      ---------------------
Gas sales volumes (mmcf/d)
UK                                                    3,027   2,565   3,215
Rest of Europe                                          442     511     473
USA                                                  13,618  12,121  11,734
Rest of World                                        13,902  13,138  11,553
                                                    -----------------------
Total gas sales volumes                              30,989  28,335  26,975
                                                    =======================
NGL sales volumes (mb/d)
UK                                                        4       2       5
Rest of Europe                                            1       -       -
USA                                                     462     400     282
Rest of World                                           244     234     251
                                                    -----------------------
Total NGL sales volumes                                 711     636     538
                                                    =======================

The pro forma replacement cost result before interest and tax for the first quarter was $198 million compared with $216 million a year ago. The result reflects a lower result in marketing and trading, improved results in global LNG and Solar and a similar contribution from the natural gas liquids business.

The marketing and trading result in North America is down compared with the first quarter of 2003, when the business benefited from high margins as a result of the prolonged cold weather in north east and midwest markets. The global LNG business had a strong quarter due to higher margins and continued growth in LNG sales volumes. Group gas sales volumes are up 15% above the same period last year.

The first quarter NGL result was flat, with volume increases of 32% offset by lower margins.

First quarter results for the solar business were improved over a year ago primarily as a result of the benefits of the 2003 restructuring programme.

                        Other Businesses and Corporate

                                                         1Q      4Q      1Q
$ million                                              2004    2003    2003
                                                      =====================

Replacement cost profit (loss)
before interest and tax                               1,129     465    (166)
Acquisition amortization                                  -       -       -
                                                      ---------------------
Pro forma replacement cost result
before interest and tax                               1,129     465    (166)
                                                      =====================
Results include:
Asset write-downs/impairment                              -       -       -
Environmental charges                                     -       -       -
Restructuring, integration and rationalization costs      -       -       -
Other(a)                                                  -     574       -
                                                      ---------------------
Total non-operating items                                 -     574       -
Exceptional items                                     1,313     119       6
                                                      ---------------------
Total non-operating and exceptional items             1,313     693       6
                                                      =====================

(a) For 4Q 2003, Other businesses and corporate other items includes a vacant space provision of $74 million and a credit of $648 million relating to US post-retirement benefit schemes.

Other businesses and corporate comprises Finance, the group's aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. During the quarter, BP sold its interest in PetroChina for $1.65 billion and its interest in Sinopec for $0.7 billion; these transactions resulted in exceptional gains of $1.3 billion.

                                Dividends

                                                         1Q      4Q      1Q
                                                       2004    2003    2003
                                                      =====================

Dividends per ordinary share
cents                                                  6.75    6.75    6.25
pence                                                 3.807   3.674   3.947

Dividends per ADS (cents)                              40.5    40.5    37.5
                                                    -----------------------

BP today announced a first quarterly dividend for 2004 of 6.75 cents per ordinary share. Holders of ordinary shares will receive 3.807 pence per share and holders of American Depository Receipts (ADRs) $0.405 per ADS share. The dividend is payable on 7 June to shareholders on the register on 14 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 7 June. The second quarter 2004 results and dividend will be announced on 27 July 2004.

                                 Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "The world economy appears to have grown at or above trend in the first quarter of 2004. Growth was especially robust in the US and in Asian economies, particularly in China, but Europe, with the exception of the UK, continues to lag. The US and Asia are expected to continue growing at or above trend in 2004 but mainland European growth is expected to remain below trend.

   "At just over $32 per barrel (dated Brent), crude oil prices during the first quarter were the highest since the fourth quarter of 1990 (immediately prior to the first Gulf War) and $2.60 per barrel higher than in the fourth quarter of 2003. Prices have averaged around
   $32.91 so far in April (through close 23 April 2004). Strong oil demand growth, low inventories, a tight US gasoline market and concern about possible supply disruptions have kept crude prices supported, notwithstanding the continuing high levels of OPEC production. The same forces should underpin crude prices during the second quarter but a rebuilding of inventories closer to seasonal norms looks likely if OPEC does not make production cuts that more closely match the seasonal drop in oil product demand.

   "US natural gas prices traded in a relatively narrow range for most of the first quarter, averaging $5.69/mmbtu (Henry Hub first of the month index). This represented an increase of around $1.10/mmbtu versus the fourth quarter of 2003, due to seasonal weather effects, lingering supply concerns and the strength in oil prices. Spot gas prices traded between residual fuel oil and distillate parity throughout the whole period. Working gas in storage currently stands well above last year's levels and close to the five-year average. With storage at adequate levels and with growth in supply and demand looking more balanced than in recent years, we expect that gas prices will remain strongly influenced by movements in oil prices for the remainder of 2004.

   "Refining margins in the first quarter strengthened relative to the fourth quarter 2003 in the face of declining product inventories, strong global oil demand growth and cold US weather. Margin gains were most pronounced in the US, where low gasoline inventories and specification changes raised concerns about supply during the coming driving season. Margins have begun the second quarter strongly, with low gasoline inventories and demand strength. Marketing margins are expected to reflect seasonal improvements although they continue to be impacted by high crude oil and product prices.

   "Petrochemical margins in the first quarter improved versus the prior period. We continue to remain cautious about the overall market although we expect demand to improve gradually during 2004 provided the global economic recovery is sustained.

   "Capital expenditure, excluding acquisitions, for the quarter was $3.2 billion, and is projected to be approximately $13.5 billion for the year, subject to developments in the US dollar exchange rate. The share buyback programme is continuing."

     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, economic growth, growth in oil demand, impact of foreign exchange exposure, inventory levels, the US gasoline market and supply concerns, margins, prices, petrochemicals demand and share buybacks. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; and wars and acts of terrorism or sabotage. For more information you should refer to our Annual Report and Accounts 2003 and our Annual Report on Form 20-F filed with the US Securities and Exchange Commission..
     ----------------------------------------------------------------------

                          BP p.l.c. and Subsidiaries

                           Summarized Group Results


                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Exploration and Production                            4,242   2,848   4,718
Refining and Marketing                                  720     320     628
Petrochemicals                                          (25)     41     137
Gas, Power and Renewables                               198      86     216
Other businesses and corporate                        1,129     465    (166)
                                                    -----------------------

Replacement cost profit before interest and tax       6,264   3,760   5,533
Stock holding gains (losses) (Note 5)                   648      84     799

                                                    -----------------------

Historical cost profit before interest and tax        6,912   3,844   6,332
Interest expense (Note 6)                               152     160     176
Other finance expense (Note 7)                           76     152     129

                                                    -----------------------

Profit before taxation                                6,684   3,532   6,027
Taxation (Note 8)                                     1,822   1,157   1,782

                                                    -----------------------

Profit after taxation                                 4,862   2,375   4,245
Minority shareholders' interest                          44      41      26
                                                    -----------------------

Profit for the period                                 4,818   2,334   4,219

                                                    =======================

Distribution to shareholders                          1,483   1,495   1,386
                                                    -----------------------

Earnings per ordinary share - cents
Basic                                                 21.81   10.56   18.90
Diluted                                               21.34   10.32   18.84

                                                    =======================



Replacement Cost Results


Historical cost profit for the period                 4,818   2,334   4,219
Stock holding (gains) losses net of
minority shareholders' interest                        (648)    (84)   (799)

                                                    -----------------------
Replacement cost profit for the period                4,170   2,250   3,420
                                                    -----------------------

Earnings per ordinary share - cents
On replacement cost profit for the period             18.88   10.18   15.32
                                                    =======================


                      Summarized Group Balance Sheet

                                                     31 March  31 December
                                                         2004         2003
                                                     =====================
                                                           $ million
Fixed assets
   Intangible assets                                   13,386       13,642
   Tangible assets                                     91,800       91,911
   Investments                                         18,492       17,458
                                                     ---------------------
                                                      123,678      123,011
                                                     ---------------------
Current assets
   Stocks                                              11,298       11,617
   Debtors                                             35,099       33,902
   Investments                                            328          185
   Cash at bank and in hand                             2,006        1,947
                                                     ---------------------
                                                       48,731       47,651

Creditors - amounts falling due within one year
   Finance debt                                         6,997        9,456
   Other creditors                                     43,018       41,128
                                                     ---------------------
Net current assets (liabilities)                       (1,284)      (2,933)
                                                     ---------------------
Total assets less current liabilities                 122,394      120,078


Creditors - amounts falling due
            after more than one year
   Finance debt                                        12,940       12,869
   Other creditors                                      5,834        6,090
Provisions for liabilities and charges
   Deferred taxation                                   14,578       14,371
   Other provisions                                     8,766        8,815
                                                     ---------------------

Net assets excluding pensions and other
  post-retirement benefit balances                     80,276       77,933
Defined benefit pension plan surplus                    1,258        1,021
Defined benefit pension plan and other
  post-retirement benefit plan deficits                (7,524)      (7,510)

                                                     ---------------------
Net assets                                             74,010       71,444
Minority shareholders' interest - equity                1,181        1,125
                                                     ---------------------
BP shareholders' interest                              72,829       70,319
                                                     =====================

Movement in BP shareholders' interest:                           $ million

   At 31 December 2003                                              75,938
   Prior year adjustment - change in accounting policy
     (see Note 1)                                                   (5,619)
                                                                    ------

   As restated                                                      70,319
   Profit for the period                                             4,818
   Distribution to shareholders                                     (1,483)
   Currency translation differences (net of tax)                       238
   Issue of ordinary share capital for employee share schemes          126
   (Purchase) release of shares by ESOP trusts                          60
   Repurchase of ordinary share capital                             (1,249)
                                                                    ------
   At 31 March 2004                                                 72,829
                                                                    ======



                    Summarized Group Cash Flow Statement

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Net cash inflow from operating activities (a)         7,674   3,500   5,961
                                                    -----------------------
Dividends from joint ventures                           178      51      13
                                                    -----------------------
Dividends from associated undertakings                   31     120      55
                                                    -----------------------

Servicing of finance and returns on investments
Interest received                                        41      51      31
Interest paid                                          (165)   (190)   (207)
Dividends received                                       12      66       6
Dividends paid to minority shareholders                  (2)     (3)     (2)
                                                    -----------------------
Net cash outflow from servicing of
finance and returns on investments                     (114)    (76)   (172)
                                                    -----------------------

Taxation
UK corporation tax                                     (322)   (329)   (312)
Overseas tax                                           (258) (1,187)   (320)
                                                    -----------------------
Tax paid                                               (580) (1,516)   (632)
                                                    -----------------------

Capital expenditure and financial investment
Payments for fixed assets                            (2,941) (3,683) (2,871)
Proceeds from the sale of fixed assets                2,839   1,410   2,317
                                                    -----------------------

Net cash outflow for capital expenditure and
financial investment                                   (102) (2,273)   (554)
                                                    -----------------------

Acquisitions and disposals
Acquisitions, net of cash acquired                        -     (33)      -
Proceeds from the sale of businesses                      -       -     160
Net investment in TNK-BP joint venture               (1,273)    274       -
Net investment in other joint ventures                  (92)   (162)    (14)
Investments in associated undertakings                 (433)   (227)   (186)
                                                    -----------------------
Net cash outflow for acquisitions and disposals      (1,798)   (148)    (40)
                                                    -----------------------
Equity dividends paid                                (1,492) (1,438) (1,397)
                                                    -----------------------
Net cash inflow (outflow)                             3,797  (1,780)  3,234
                                                    =======================


Financing (b)                                         3,598  (2,354)  3,599
Management of liquid resources                          138    (223)     13
Increase (decrease) in cash                              61     797    (378)
                                                    -----------------------
                                                      3,797  (1,780)  3,234
                                                    =======================



                            Analysis of Cash Flow

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

(a) Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities

Historical cost profit before interest and tax        6,912   3,844   6,332
Depreciation and amounts provided                     2,814   3,093   2,709
Exploration expenditure written off                      67     129      50
Net operating charge for pensions and other
  post-retirement benefits, less contributions          (23) (2,190)   (243)
Share of profits of joint ventures
  and associated undertakings                          (641)   (494)   (304)
Interest and other income                               (64)   (121)    (48)
(Profit) loss on sale of fixed
  assets and businesses                              (1,230)     15    (394)
Charge for provisions                                    67     238      29
Utilization of provisions                              (155)   (204)   (116)
Decrease (increase) in stocks                           247    (362)    376
(Increase) decrease in debtors                       (1,586)    375  (6,645)
Increase (decrease) in creditors                      1,266    (823)  4,215
                                                    -----------------------
Net cash inflow from operating activities             7,674   3,500   5,961
                                                    =======================


(b) Financing


Long-term borrowing                                    (628) (1,666) (1,015)
Repayments of long-term borrowing                       836     776     403
Short-term borrowing                                   (156) (1,738)   (626)
Repayments of short-term borrowing                    2,408     278   3,899
                                                    -----------------------
                                                      2,460  (2,350)  2,661

Issue of ordinary share capital
  for employee share schemes                           (126)    (61)    (67)
Purchase of shares by ESOP trusts                        15      57       6
Repurchase of ordinary share capital                  1,249       -     999
                                                    -----------------------
Net cash outflow (inflow) from financing              3,598  (2,354)  3,599
                                                    =======================


                         Adjusted Operating Cash Flow

Net cash inflow from operating activities (a)         7,674   3,500   5,961
Dividends received from joint ventures                  178      51      13
Dividends received from associated undertakings          31     120      55
Net cash outflow from servicing of finance
  and returns on investments                           (114)    (76)   (172)
                                                    -----------------------
Adjusted operating cash flow (pre-tax)                7,769   3,595   5,857
Tax paid on operations*                                (650) (1,600)   (578)
                                                    -----------------------
Adjusted operating cash flow (post-tax)               7,119   1,995   5,279
                                                    -----------------------

*  Components of tax payments
   Tax paid on operations                              (650) (1,600)   (578)
   Tax refunded/paid) on exceptional items              70      84     (54)
                                                    -----------------------
   Total tax paid                                      (580) (1,516)   (632)
                                                    =======================



(a) Includes pre-tax discretionary pension funding of $85 million in 1Q 2004, $1,586 million in 4Q 2003 and $308 million in 1Q 2003. On a post-tax basis, these amounts are $60 million, $1,031 million and $197 million respectively.

                      Capital Expenditure and Acquisitions

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                          $ million

By business

Exploration and Production
  UK                                                    153     189     196
  Rest of Europe                                         48      75      51
  USA                                                   932   1,140     963
  Rest of World(a)                                    2,690   1,191     908
                                                    -----------------------
                                                      3,823   2,595   2,118
                                                    -----------------------

Refining and Marketing
  UK                                                     77     249      73
  Rest of Europe                                         92     446     104
  USA                                                   258     623     336
  Rest of World                                          37     181      24
                                                    -----------------------
                                                        464   1,499     537
                                                    -----------------------

Petrochemicals
  UK                                                     20      35       -
  Rest of Europe                                         38      69      31
  USA                                                    47     130      44
  Rest of World                                          61      65      21
                                                    -----------------------
                                                        166     299      96
                                                    -----------------------

Gas, Power and Renewables
  UK                                                      1      21       8
  Rest of Europe                                          2      46      15
  USA                                                    11      49      41
  Rest of World                                          47      27      23
                                                    -----------------------
                                                         61     143      87
                                                    -----------------------

Other businesses and corporate
  UK                                                      2      29      18
  Rest of Europe                                          -       1       1
  USA                                                     9      43      10
  Rest of World                                           -       1       1
                                                    -----------------------
                                                         11      74      30
                                                    -----------------------
                                                      4,525   4,610   2,868
                                                    =======================


By geographical area

   UK                                                   253     523     295
   Rest of Europe                                       180     637     202
   USA                                                1,257   1,985   1,394
   Rest of World(a)                                   2,835   1,465     977
                                                    -----------------------
                                                      4,525   4,610   2,868
                                                    =======================


(a) First quarter 2004 included the investment in TNK's interest in Slavneft within TNK-BP.



Exchange rates
US dollar/sterling average rate for the period          1.84    1.70    1.60
US dollar/sterling period-end rate                      1.83    1.78    1.57
US dollar/euro average rate for the period              1.25    1.19    1.07
US dollar/euro period-end rate                          1.22    1.25    1.08



                    Analysis of Replacement Cost Profit
                         Before Interest and Tax

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

By business


Exploration and Production
  UK                                                    823     654   1,078
  Rest of Europe                                        163     154     195
  USA                                                 1,494     716   1,658
  Rest of World                                       1,762   1,324   1,787
                                                    -----------------------
                                                      4,242   2,848   4,718
                                                    -----------------------
Refining and Marketing
  UK                                                   (189)   (152)    (43)
  Rest of Europe                                        289     158     361
  USA                                                   409     174     145
  Rest of World                                         211     140     165
                                                    -----------------------
                                                        720     320     628
                                                    -----------------------

Petrochemicals
  UK                                                   (156)    (65)    (90)
  Rest of Europe                                        154      34     117
  USA                                                  (109)      6      54
  Rest of World                                          86      66      56
                                                    -----------------------
                                                        (25)     41     137
                                                    -----------------------

Gas, Power and Renewables
  UK                                                     12      40       4
  Rest of Europe                                        (11)    (11)     (9)
  USA                                                    79       5      57
  Rest of World                                         118      52     164
                                                    -----------------------
                                                        198      86     216
                                                    -----------------------

Other businesses and corporate
  UK                                                   (163)    324     (93)
  Rest of Europe                                         (6)    (42)     (8)
  USA                                                   (30)    (23)    (81)
  Rest of World                                       1,328     206      16
                                                    -----------------------
                                                      1,129     465    (166)
                                                    -----------------------
                                                      6,264   3,760   5,533
                                                    =======================

By geographical area

   UK                                                   327     801     856
   Rest of Europe                                       589     293     656
   USA                                                1,843     878   1,833
   Rest of World                                      3,505   1,788   2,188
                                                    -----------------------
                                                      6,264   3,760   5,533
                                                    =======================

Included above:
Share of profits of joint ventures                      485     402     117
Share of profits of associated undertakings             141      93     180
                                                    -----------------------
                                                        626     495     297
                                                    =======================



              Pro Forma Result: Replacement Cost Profit Before
          Interest and Tax Adjusted for Acquisition Amortization


                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

By business



Exploration and Production
  UK                                                    858     689   1,111
  Rest of Europe                                        163     154     195
  USA                                                 1,708   1,091   1,917
  Rest of World                                       1,839   1,340   1,918
                                                    -----------------------
                                                      4,568   3,274   5,141
                                                    -----------------------

Refining and Marketing
  UK                                                    (63)    (36)     67
  Rest of Europe                                        289     158     361
  USA                                                   504     269     240
  Rest of World                                         211     140     165
                                                    -----------------------
                                                        941     531     833
                                                    -----------------------

Petrochemicals
  UK                                                   (156)    (65)    (90)
  Rest of Europe                                        154      34     117
  USA                                                  (109)      6      54
  Rest of World                                          86      66      56
                                                    -----------------------
                                                        (25)     41     137
                                                    -----------------------

Gas, Power and Renewables
  UK                                                     12      40       4
  Rest of Europe                                        (11)    (11)     (9)
  USA                                                    79       5      57
  Rest of World                                         118      52     164
                                                    -----------------------
                                                        198      86     216
                                                    -----------------------

Other businesses and corporate
  UK                                                   (163)    324     (93)
  Rest of Europe                                         (6)    (42)     (8)
  USA                                                   (30)    (23)    (81)
  Rest of World                                       1,328     206      16
                                                    -----------------------
                                                      1,129     465    (166)
                                                    -----------------------
                                                      6,811   4,397   6,161
                                                    -----------------------

By geographical area

   UK                                                   488     952     999
   Rest of Europe                                       589     293     656
   USA                                                2,152   1,348   2,187
   Rest of World                                      3,582   1,804   2,319
                                                    -----------------------
                                                      6,811   4,397   6,161
                                                    =======================




                       Analysis of Exceptional Items

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Exploration and Production
  UK                                                     (1)     11       1
  Rest of Europe                                          -       1       -
  USA                                                   (19)     20    (160)
  Rest of World                                         231     (81)    592
                                                    -----------------------
                                                        211     (49)    433
                                                    -----------------------

Refining and Marketing
  UK                                                    (36)    (12)    (15)
  Rest of Europe                                        (17)    (47)    (40)
  USA                                                    (5)    (32)      4
  Rest of World                                         (82)      -      (1)
                                                    -----------------------
                                                       (140)    (91)    (52)
                                                    -----------------------

Petrochemicals
  UK                                                     (7)     (1)      3
  Rest of Europe                                        (19)    (10)     (1)
  USA                                                  (126)     (5)      4
  Rest of World                                          (2)     32       1
                                                    -----------------------
                                                       (154)     16       7
                                                    -----------------------

Gas, Power and Renewables
  UK                                                      -       -       -
  Rest of Europe                                          -       -       -
  USA                                                     -     (10)      -
  Rest of World                                           -       -       -
                                                    -----------------------
                                                          -     (10)      -
                                                    -----------------------

Other businesses and corporate
  UK                                                     (1)     27       -
  Rest of Europe                                          -       -      (1)
  USA                                                     -     (45)      7
  Rest of World                                       1,314     137       -
                                                    -----------------------
                                                      1,313     119       6


Profit (loss) on sale of fixed assets and
businesses or termination of operations
                                                      1,230     (15)    394
Taxation credit (charge)                                 70      84     (54)
                                                    -----------------------
Exceptional items after taxation                      1,300      69     340
                                                    =======================



                Identified Non-operating Items and UPIS

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

By business


Exploration and Production
  UK                                                      -    (144)    (53)
  Rest of Europe                                          -       -       -
  USA(a)                                                (66)   (236)   (206)
  Rest of World                                        (123)      -      (5)
                                                    -----------------------
                                                       (189)   (380)   (264)
                                                    -----------------------

Refining and Marketing
  UK                                                      -       -       -
  Rest of Europe                                          -    (146)    (18)
  USA                                                     -       -       -
  Rest of World                                           -       -       -
                                                    -----------------------
                                                          -    (146)    (18)
                                                    -----------------------

Petrochemicals
  UK                                                      -       -       -
  Rest of Europe                                          -       -       -
  USA                                                     -       -       -
  Rest of World                                           -       -       -
                                                    -----------------------
                                                          -       -       -
                                                    -----------------------

Gas, Power and Renewables
  UK                                                      -       -       -
  Rest of Europe                                          -       -       -
  USA                                                     -       -       -
  Rest of World                                           -       -       -
                                                    -----------------------
                                                          -       -       -
                                                    -----------------------

Other businesses and corporate(b)
  UK                                                      -     (74)      -
  Rest of Europe                                          -       -       -
  USA                                                     -     648       -
  Rest of World                                           -       -       -
                                                    -----------------------
                                                          -     574       -
                                                    -----------------------

Sub-total                                              (189)     48    (282)
Interest                                                  -       -       -
                                                    -----------------------

Total before taxation                                  (189)     48    (282)
Taxation credit (charge)                                 66     134     227
                                                    -----------------------
Total after taxation                                   (123)    182     (55)
                                                    =======================


(a)  Includes increases in the provision for Unrealized Profit in Stock
     (UPIS) of $66 million in 1Q 2004, $57 million in 4Q 2003 and $125 million in 1Q 2003, which removes the upstream margin from downstream inventories.

(b) For 4Q 2003 Other businesses and corporate includes a vacant space provision of $74 million and a credit of $648 million relating to US post-retirement benefit schemes.


                Acquisition Amortization by Business

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Exploration and Production
  UK                                                     35      35      33
  USA                                                   214     375     259
  Rest of World                                          77      16     131
                                                    -----------------------
                                                        326     426     423
                                                    -----------------------

Refining and Marketing
  UK                                                    126    116      110
  USA                                                    95     95       95
                                                    -----------------------
                                                        221    211      205
                                                    -----------------------
Total acquisition amortization                          547    637      628
                                                    =======================


                          Production and Realizations

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================


Production
Crude oil (mb/d) (net of royalties)
  UK                                                 344     339     442
  Rest of Europe                                      73      74      90
  USA                                                564     570     606
  Rest of World                                    1,361   1,265     692
                                                   ---------------------
  Total crude oil production                       2,342   2,248   1,830
                                                   =====================

Natural gas liquids (mb/d) (net of royalties)
  UK                                                  20      21      29
  Rest of Europe                                       5       5       5
  USA                                                137     147     167
  Rest of World                                       29      33      32
                                                   ---------------------
  Total natural gas liquids production               191     206     233
                                                   =====================

Liquids (a)(mb/d) (net of royalties)
  UK                                                 364     360     471
  Rest of Europe                                      78      79      95
  USA                                                701     717     773
  Rest of World                                    1,390   1,298     724
                                                   ---------------------
  Total liquids production                         2,533   2,454   2,063
                                                   =====================

Natural gas (b) (mmcf/d) (net of royalties)
  UK                                               1,355   1,318   1,798
  Rest of Europe                                     142     143     131
  USA                                              2,869   2,933   3,437
  Rest of World                                    4,234   4,206   3,651
                                                   ---------------------
  Total natural gas production                     8,600   8,600   9,017
                                                   =====================

Average realizations
Crude oil ($/bbl)
  UK                                               29.36   28.18   31.16
  USA                                              32.69   28.49   31.74
  Rest of World                                    30.80   27.56   29.91
  BP Average                                       31.30   28.18   31.07

                                                   =====================

Natural gas liquids ($/bbl)
  UK                                               25.70   20.06   23.28
  USA                                              22.25   19.11   18.26
  Rest of World                                    24.61   24.23   23.05
  BP Average                                       23.14   20.15   19.82

                                                   =====================

Liquids (a) ($/bbl)
  UK                                               29.16   27.71   30.67
  USA                                              31.08   26.92   29.36
  Rest of World                                    30.42   27.33   29.48
  BP Average                                       30.48   27.30   29.82
                                                   =====================

Natural gas ($/mcf)
  UK                                                4.70    3.87    3.32
  USA                                               4.72    3.85    5.27
  Rest of World                                     2.67    2.35    2.70
  BP Average                                        3.79    3.18    3.87
                                                   =====================



(a)  Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.



                  Reconciliation of Historical Cost
                  Profit (Loss) to Pro Forma Result


                                     Reported       Acquisition   Pro forma
$ million                            earnings      amortization      result
                                     ======================================

4Q 2003
Exploration and Production              2,848               426      3,274
Refining and Marketing                    320               211        531
Petrochemicals                             41                 -         41
Gas, Power and Renewables                  86                 -         86
Other businesses and corporate            465                 -        465
                                    --------------------------------------
RC profit before interest and tax       3,760               637      4,397
                                    --------------------------------------
Interest and other finance expense       (312)                -       (312)
Taxation                               (1,157)                -     (1,157)
MSI                                       (41)                -        (41)
                                    --------------------------------------
RC profit                               2,250               637      2,887
                                                         =================

Stock holding gains (losses)               84
                                        -----
HC profit                               2,334
                                        =====


1Q 2003
Exploration and Production              4,718               423      5,141
Refining and Marketing                    628               205        833
Petrochemicals                            137                 -        137
Gas, Power and Renewables                 216                 -        216
Other businesses and corporate           (166)                -       (166)
                                    --------------------------------------
RC profit before interest and tax       5,533               628      6,161
                                    --------------------------------------
Interest and other finance expense       (305)                -       (305)
Taxation                               (1,782)                -     (1,782)
MSI                                       (26)                -        (26)
                                    --------------------------------------
RC profit                               3,420               628      4,048
                                                         =================
Stock holding gains (losses)              799
                                        -----
HC profit                               4,219
                                        =====


                   Return on Average Capital Employed

                                                     First  Fourth    First
                                                   Quarter Quarter  Quarter
                                                      2004    2003     2003
                                                    =======================
                                                        $ million

Replacement cost basis
RC profit for the period (a)                          4,170   2,250   3,420
Interest (b)                                             64      73      99
Minority shareholders' interest                          44      41      26
                                                    -----------------------
Adjusted RC profit                                    4,278   2,364   3,545
                                                    =======================
Average capital employed                             93,858  90,938  85,787

ROACE - replacement cost basis                         18.2%   10.4%   16.5%
                                                    -----------------------


Pro forma basis
Adjusted RC profit (a)                                4,278   2,364   3,545
Acquisition amortization                                547     637     628


Average capital employed                             93,858  90,938  85,787
Average capital employed acquisition adjustment      13,146  13,556  15,940
                                                    -----------------------
Average capital employed (pro forma basis)           80,712  77,382  69,847

ROACE - Pro forma basis                                23.9%   15.5%   23.9%
                                                    -----------------------



Historical cost basis
Profit for the period (a)                             4,818   2,334   4,219
Interest (b)                                             64      73      99
Minority shareholders' interest                          44      41      26
                                                    -----------------------
Adjusted historical cost profit                       4,926   2,448   4,344
                                                    =======================

Average capital employed                             93,858  90,938  85,787
ROACE - historical cost basis                          21.0%   10.8%   20.3%



(a) 1Q 2004 includes $1,300 million in respect of exceptional items and $(123) million in respect of non-operating items and UPIS. 4Q 2003 includes $69 million in respect of exceptional items and $182 million in respect of non-operating items and UPIS. 1Q 2003 includes $340 million in respect of exceptional items and $(55) million in respect of non-operating items and UPIS.

(b) Excludes interest on joint venture and associated undertakings' debt and is on a post-tax basis using a deemed tax rate equal to the US statutory tax rate.


                Net Debt Ratio - Net Debt: Net Debt + Equity


                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Gross debt                                           19,937  22,325  19,042
Cash and current asset investments                    2,334   2,132   1,379
                                                    -----------------------
Net debt                                             17,603  20,193  17,663
                                                    =======================
Equity                                               74,010  71,444  66,236
Net debt ratio                                           19%     22%     21%
                                                    -----------------------
Acquisition adjustment                               12,930  13,362  15,208
                                                    -----------------------
Net debt ratio - pro forma basis                         22%     26%     26%



                            Pre-Tax Cash Returns

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

Replacement cost profit before interest and tax       6,264   3,760   5,533
Exceptional items                                    (1,230)     15    (394)
                                                    -----------------------

Replacement cost operating profit                     5,034   3,775   5,139
Acquisition amortization                                547     637     628
                                                    -----------------------
Pro forma replacement cost operating profit           5,581   4,412   5,767
Non-cash non-operating items                            123     308      49
Pro forma DD&A, adjusted for non-cash
non-operating items                                   2,144   2,148   2,032
                                                    -----------------------
Cash returns numerator                                7,848   6,868   7,848
                                                    =======================
Capital employed                                     93,947  93,769  85,278
Liabilities for current and deferred taxation        17,207  16,068  15,314
                                                    -----------------------
Operating capital employed                          111,154 109,837 100,592
Acquisition adjustment                              (12,930)(13,362)(15,208)
                                                    -----------------------
Cash returns denominator                             98,224  96,475  85,384
                                                    =======================
Average cash returns denominator                     97,350  93,490  84,609
                                                    =======================
Cash return                                              32%     29%     37%


                                     Notes


1.  Restatement of comparative information

    Comparative information for 2003 has been restated to reflect the changes described below.

   (a)  Transfer of natural gas liquids activities
        With effect from 1 January 2004 natural gas liquids (NGLs) activities have been transferred from the Exploration and Production segment to Gas, Power and Renewables.

   (b) New accounting standard for pensions and other post-retirement benefits
        With effect from 1 January 2004 BP has adopted Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

   (c)  Accounting for Employee Share Ownership Plans
        With effect from 1 January 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.



        Balance sheet at 31 December 2003               Restated    Reported
                                                         ====================
                                                              $ million

        Fixed assets
          Intangible assets                               13,642      13,642
          Tangible assets                                 91,911      91,911
          Investments                                     17,458      17,554
                                                        --------------------
                                                         123,011     123,107
                                                        --------------------
        Current assets                                    47,651      54,465
        Creditors - amounts falling due within one year   50,584      50,584
                                                         -------------------
        Net current assets (liabilities)                  (2,933)      3,881
                                                         -------------------

        Total assets less current liabilities            120,078     126,988
        Creditors - amounts falling due after
        more than one year                                18,959      18,959
        Provisions for liabilities and charges
          Deferred taxation                               14,371      15,273
          Other provisions                                 8,815      15,693
                                                         -------------------

       Net assets excluding pension and other
       post-retirement benefit balances                   77,933      77,063
       Defined benefit pension plan surplus                1,021           -
       Defined benefit pension plan and other
       post-retirement benefit plan deficits              (7,510)          -
                                                         -------------------
       Net assets                                         71,444      77,063
       Minority shareholders' interest                     1,125       1,125
                                                         -------------------
       BP shareholders' interest                          70,319      75,938
                                                         ===================




                                     Notes

Income statements                            Restated            Reported
                                         Fourth    First     Fourth    First
                                        Quarter  Quarter    Quarter  Quarter
                                           2003     2003       2003     2003
                                        ================    ================
                                                      $ million

Exploration and Production                2,848    4,718      2,889   4,759
Refining and Marketing                      320      628        274     579
Petrochemicals                               41      137         51     146
Gas, Power and Renewables                    86      216         67     194
Other businesses and corporate              465     (166)      (176)   (159)
                                        -----------------------------------
Replacement cost profit before
interest and tax                          3,760    5,533      3,105   5,519
Stock holding gains (losses)                 84      799         84     799
                                        -----------------------------------
Historical cost profit before
interest and tax                          3,844    6,332      3,189   6,318
Interest expense                            160      176        227     220
Other finance expense                       152      129          -       -
                                        -----------------------------------
Profit before taxation                    3,532    6,027      2,962   6,098
Taxation                                  1,157    1,782        949   1,805
                                        -----------------------------------
Profit after taxation                     2,375    4,245      2,013   4,293
Minority shareholders' interest              41       26         41      26
                                        -----------------------------------
Profit for the period                     2,334    4,219      1,972   4,267
                                        ===================================
Distribution to shareholders              1,495    1,386      1,495   1,386
                                        -----------------------------------
Earnings per ordinary share - cents
Basic                                     10.56    18.90       8.93   19.11
Diluted                                   10.32    18.84       8.69   19.05
                                        ===================================




                                  Notes

2.   Turnover
                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

     By business
        Exploration and Production                    8,166   7,450   8,878
        Refining and Marketing                       41,694  36,378  39,678
        Petrochemicals                                4,510   4,336   3,938
        Gas, Power and Renewables                    20,975  16,701  18,080
        Other businesses and corporate                  121     137     111
                                                   ------------------------
                                                     75,466  65,002  70,685
        Less: sales between businesses                7,864   7,138   8,654
                                                   ------------------------
        Group excluding JVs                          67,602  57,864  62,031
        Share of sales by joint ventures              1,878   1,798     398
                                                   ------------------------
                                                     69,480  59,662  62,429
                                                   ========================

     By geographical area

     Group excluding JVs
        UK                                           17,296  14,117  15,132
        Rest of Europe                               12,041  12,288  13,317
        USA                                          31,803  26,347  29,341
        Rest of World                                15,817  13,894  13,736
                                                   ------------------------
                                                     76,957  66,646  71,526
     Less: sales between areas                        9,355   8,782   9,495
                                                   ------------------------
                                                     67,602  57,864  62,031
                                                   ------------------------

3.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                  Notes


4.   Operating profits are after charging:


                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million

     Exploration expense
     UK                                                   2       1       3
     Rest of Europe                                       2       5       4
     USA                                                 97      60      37
     Rest of World                                       35     127      68
                                                    -----------------------
                                                        136     193     112
                                                    =======================
     Production taxes (a)
     UK petroleum revenue tax                           126      44     133
     Overseas production taxes                          399     377     371
                                                    -----------------------
                                                        525     421     504
                                                    =======================



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in
         Note 8.


5.   Stock holding gains (losses)



     Exploration and Production                           8       -       6
     Refining and Marketing                             529      16     620
     Petrochemicals                                     121      10     146
     Gas, Power and Renewables                          (10)     58      27
                                                    -----------------------
                                                        648      84     799
                                                    =======================


                                  Notes

6.   Interest expense

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million


     Group interest payable                             149     172     187
     Capitalized                                        (50)    (60)    (34)
                                                    -----------------------
                                                         99     112     153
     Joint ventures                                      41      36      13
     Associated undertakings                             12      12      10
                                                    -----------------------
                                                        152     160     176
                                                    =======================



7.   Other finance expense

     Interest on pension and other
     post-retirement benefit plan liabilities           500     460     460
     Expected return on pension and other
     post-retirement benefit plan assets               (498)   (375)   (375)
                                                    -----------------------
     Interest net of expected return on plan assets       2      85      85
     Unwinding of discount on provisions                 48      42      44
     Unwinding of discount on deferred consideration
     for acquisition of investment in TNK-BP             26      25       -
                                                    -----------------------
                                                         76     152     129
                                                    =======================


8.   Charge for taxation

     Current                                          1,706     404   1,581
     Deferred                                           116     753     201
                                                    -----------------------
                                                      1,822   1,157   1,782
                                                    =======================

     UK                                                 345     356     451
     Overseas                                         1,477     801   1,331
                                                    -----------------------
                                                      1,822   1,157   1,782
                                                    =======================


                                     Notes

9.   Analysis of changes in net debt

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2004    2003    2003
                                                    =======================
                                                           $ million
     Opening balance

     Finance debt                                    22,325  19,970  22,008
     Less: Cash                                       1,947   1,091   1,520
           Current asset investments                    185     404     215
                                                    -----------------------
     Opening net debt                                20,193  18,475  20,273
                                                    -----------------------
     Closing balance
     Finance debt                                    19,937  22,325  19,042
     Less: Cash                                       2,006   1,947   1,151
           Current asset investments                    328     185     228
                                                    -----------------------
     Closing net debt                                17,603  20,193  17,663
                                                    -----------------------
     Decrease (increase) in net debt                  2,590  (1,718)  2,610
                                                    =======================

     Movement in cash/bank overdrafts                    61     797    (378)
     Increase (decrease) in current asset investments   138    (223)     13
     Net cash outflow (inflow) from financing
     (excluding share capital)                        2,460  (2,350)  2,661
     Exchange of Exchangeable Bonds for
     Lukoil American Depositary Shares                    -       -     420
     Other movements                                     14       5      64
     Debt acquired                                        -      (3)      -
                                                    -----------------------
     Movement in net debt before exchange effects     2,673  (1,774)  2,780
     Exchange adjustments                               (83)     56    (170)
                                                    -----------------------
     Decrease (increase) in net debt                  2,590  (1,718)  2,610
                                                    =======================



                                     Notes

10.  TNK-BP Operational and Financial Information

                                                         First       Fourth
                                                       Quarter      Quarter
                                                          2004         2003
                                                       =======      =======

    Production (Net of royalties) (BP share)
    Crude oil (mb/d)                                       766          669
    Natural gas (mmcf/d)                                   382          296
    Total hydrocarbons (mboe/d) (a)                        832          720
                                                       =======      =======

                                                              $ million
    Income statement (BP share)
    Replacement cost profit before interest and tax        374          354
    Stock holding gains (losses)                             -            -
    Interest expense +                                     (30)         (24)
    Taxation                                              (115)         (53)
    Minority shareholders' interest                        (10)           1
                                                       -------      -------
    Net Income                                             219          278
                                                       =======      =======
    +  Excludes unwinding of discount on
       deferred consideration                               26           25
                                                       =======      =======


    Balance Sheet                                     31 March  31 December
                                                          2004         2003
                                                      ========  ===========


    Fixed assets - investments
      Gross assets                                      12,011       10,339
      Gross liabilities                                 (3,509)      (3,290)
                                                       -------      -------
                                                         8,502        7,049
                                                       =======      =======

    Deferred consideration
      Due within one year                                1,236        1,227
      Due after more than one year                       2,369        2,352
                                                       -------      -------
                                                         3,605        3,579
                                                       =======      =======


                                                         First       Fourth
                                                       Quarter      Quarter
                                                          2004         2003
                                                       =======      =======

Cash Flow

Additional investment in TNK-BP joint venture           (1,416)         (23)
Dividends related to period prior to acquisition           143          297
                                                       -------      -------
Net investment in TNK-BP joint venture                  (1,273)         274
                                                       =======      =======
Dividends received                                         119            -
                                                       =======      =======


(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August 2003. TNK-BP operational and financial information for the first quarter has been estimated and includes an adjustment in respect of the period 29 August to 31 December 2003 amounting to charges of $11 million and $29 million respectively in replacement cost profit before interest and tax and net income. TNK-BP's 2003 audited financial statements are expected to be finalized in May 2004. Any further adjustment in respect of 2003 will be reflected in BP's second quarter results.


                                     Notes

11.  Statutory accounts

     The financial information shown in this publication is unaudited and
     does not constitute statutory accounts.   The 2003 Annual Report and
     Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.


                                    Contacts

                                    London                   New York
                                    --------------           --------------

Press Office                        Roddy Kennedy            Ian Stewart
                                    +44 (0)20 7496 4624      +1 212 451 8026


Investor Relations                  Fergus MacLeod           Terry LaMore
                                    +44 (0)20 7496 4717      +1 212 451 8034


http://www.bp.com/investors


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 27 April, 2004                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary